ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 6, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C.  20549

Attention:	Mara L. Ransom/Lilyanna Peyser/Scott Anderegg — Legal
James Allegretto/Jason Niethamer — Accounting

Re:	The Michaels Companies, Inc.
Registration Statement on Form S-1
Filed December 20, 2013 and amended May 1, 2014 and June 2, 2014
File No. 333-193000

Ladies and Gentlemen:

On behalf of The Michaels Companies, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find below additional information to supplement the Company’s prior response to comment 1 contained in the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 15, 2014 regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the Staff’s comment has been reproduced in its entirety below.

General

1.                                      Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

RESPONSE:

The Company supplementally advises the Staff that it presently estimates that the price range for this offering will be between $25.09 and $28.04 (or $17 and $19 after giving effect to a 1.476-for-one stock split that will be reflected in Amendment No. 3 to the Registration Statement). In arriving at this estimate, the Company and the underwriters considered several factors, including: the Company’s history and prospects and those of the industry in which the Company competes; the current general condition of the securities markets; the recent market prices of the common stock of generally comparable companies; and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. Nevertheless, the Company believes that the foregoing indicative price range will not be subject to significant change.

*              *              *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7473 or John F. Donnelly of our offices at (617) 235-4773.

Very truly yours,

/s/ David A. Fine

David A. Fine

cc:	Carl S. Rubin, The Michaels Companies, Inc.
Charles M. Sonsteby, The Michaels Companies, Inc.
Jennifer N. Robinson, The Michaels Companies, Inc.
Michael J. Veitenheimer, The Michaels Companies, Inc.
D. Rhett Brandon, Simpson Thacher & Bartlett LLP